SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated October 22, 2003

Fording Canadian Coal Trust

(Translation of Registrant’s Name Into English)

Suite 1000, 205-9th Avenue SE

  Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

October 22, 2003

                By: _s/James F. Jones

     James F. Jones

     Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

Q3 Interim Report  Fording Announces 2003 Third Quarter Results

                                                                                                           Exhibit                   99

News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

Q3 2003 INTERIM REPORT

FORDING ANNOUNCES 2003 THIRD QUARTER RESULTS

CALGARY, October 22, 2003 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced its 2003 third quarter results. Net income was $25 million, up $16 million from the prior year. Income from operations was $34 million, an increase of $16 million or 89 percent. Higher coal sales and lower income taxes drove the improvement.

“We expect to exceed our estimate of 2003 distributable cash,” said Jim Gardiner, President of the Fording Canadian Coal Trust. “We have begun to see the positive effects of our previously announced mine rationalization programs. Cost performance has been very good this last quarter, and our operations are running extremely well. Excellent progress is being made to identify and act upon synergy opportunities within our coal operations.”

Jim Gardiner continued: “Crude steel markets and demand for high-quality hard-coking coal should remain strong through the balance of the year and into the 2004 coal year. We anticipate our mines will operate at, or near, capacity next year. Favourable unit cost trends indicate we are well advanced in meeting cost and synergy goals. While subsequent distributable cash amounts will depend on factors such as foreign exchange rates and coal sales prices, we are demonstrating our ability to generate meaningful value for our unitholders.”

Third quarter at a glance:

  Revenues were $244 million, up 24 percent. Higher coal sales volumes of 3.7 million tonnes and foreign currency hedging gains more than made up for lower average coal prices that were close to US$43 per tonne. Realized Canadian dollar coal prices were $63 per tonne.

  Cost of sales was up 26 percent to $191 million due to increased sales volumes. The unit cost of production was lower compared to the prior quarter due to specific actions taken at the Luscar and Line Creek mines that contributed to markedly lower unit production costs at those sites.

  Net income was $25 million, up $16 million on the strength of the results of the Metallurgical Coal Operations and lower income taxes.

  Sustaining capital expenditures were $3 million, down $18 million.

  Distributable cash for the quarter was 74 cents per unit.

  On October 15, 2003, the Trust paid to unitholders of record on September 30 its third quarter distribution of $1.00 per unit, which included the benefit of reducing coal inventories.

Fording Canadian Coal Trust	- 2 -	October 22, 2003

CONFERENCE CALL AND WEBCAST

A conference call to discuss these results will be held Thursday, October 23, 2003 at 8:00 a.m. Mountain time, 10:00 a.m. Eastern time. To participate in the conference call, please dial 1-800-796-7558 or 416-640-1907 approximately 10 minutes prior to the call. A live and archived audio webcast of the conference call will also be available on the Trust’s website www.fording.ca under Investor Relations, Event Calendar.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion and analysis should be read in conjunction with the Fording Canadian Coal Trust’s (the Trust) unaudited consolidated financial statements and the notes thereto for the nine months ended September 30, 2003, management’s discussion and analysis and consolidated financial statements for the year ended December 31, 2002 contained in Fording Inc.’s 2002 annual report, and other public disclosures of the Trust and Fording Inc.

Important Information Regarding Comparative Financial Statements

For accounting purposes, the Trust is a continuation of Fording Inc. The financial statements for 2003 reflect the results of operations and cash flows of Fording Inc. for January and February and the results of operations and cash flows of the Trust thereafter. The comparative information for the prior year is that of Fording Inc. Readers are cautioned that because of the conversion into an income trust effective February 28, 2003, certain information included in the financial statements for prior periods may not be directly comparable.

Overview

 Results for the quarter reflect the following key variables:

  Coal prices for the third quarter averaged US$42.70 per tonne,

  Realized Canadian dollar prices were $63.00 per tonne,

  Average US/Canadian dollar spot exchange rate was US 72 cents,

  The Trust’s share of coal sales volumes was 3.7 million tonnes,

  The Trust’s share of coal production available for sale was 3.1 million tonnes,

  Cost of coal sold for the quarter was $49.80 per tonne, and

  Sustaining capital expenditures of the Trust were $3 million.

Summary of Distributable Cash
	For the three months ended September 30	For the seven months ended September 30

(in millions of Canadian dollars, except per unit amounts)	2003	2003

Distributable cash	$ 34.7	$ 77.8

Distributable cash per unit	$ 0.74	$ 1.66

Distributions per unit paid or payable
Regular	$ 0.67	$ 1.66
Inventory reduction	0.33	0.33
Special	-	1.50

	$ 1.00	$ 3.49

Distributable cash of the Trust for the third quarter was $0.74 per unit based on 46.9 million units outstanding at September 30, 2003. Distributable cash from the closing of the Plan of Arrangement on February 28, 2003 to the end of the third quarter was $1.66 per unit based on the number of units outstanding at the end of each quarter. No cash reserve has been established in 2003 and, accordingly, available cash before reserve was the same as distributable cash.

Fording Canadian Coal Trust	- 3 -	October 22, 2003

The total distribution paid for the quarter ended September 30, 2003 was $1.00 per unit. This amount includes $0.33 per unit, or $16 million, as the benefit of the draw down of inventories during the quarter. For the year to date, total distributions paid were $3.49 per unit, including the special distribution of $1.50 arising from the Plan of Arrangement.

Summarized Statement of Net Income
(unaudited)
	For the three months ended September 30		For the nine months ended September 30

(in millions of Canadian dollars, except per unit amounts)	2003	2002	2003	2002

Income from operations
Metallurgical Coal Operations	$36.1	$28.8	$90.1	$90.1
Industrial Minerals Operations	(0.1)	(1.1)	2.9	(0.1)
Corporate	(2.2)	(9.8)	(5.1)	(14.2)
	33.8	17.9	87.9	75.8
Interest expense, net, and other	(4.6)	(1.8)	(5.2)	(4.2)
Foreign exchange gain on long-term financing	0.1	-	0.9	-
Gain on sale of Partnership interest	-	-	72.0	-
Reorganization costs	-	-	(22.0)	-
Income taxes	(4.8)	(12.1)	(0.2)	(41.2)

Income before discontinued operations	24.5	4.0	133.4	30.4

Discontinued operations	-	5.0	78.7	17.9

Net income per financial statements	24.5	9.0	212.1	48.3

Unusual items and discontinued operations, net of income taxes
Discontinued operations	-	(5.0)	(78.7)	(17.9)
Gain on sale of Partnership interest	-	-	(72.0)	-
Reorganization costs	-	-	18.3	-

Income before unusual items and discontinued operations	$24.5	$4.0	$79.7	$30.4

Basic earnings per unit	$0.52	$0.18	$4.48	$0.94

Basic earnings per unit, before unusual items
and discontinued operations	$0.52	$0.08	$1.68	$0.59

Improved results for the Metallurgical Coal Operations had a positive impact on net income and income from operations for the third quarter. These operations enjoyed higher sales volumes and favourable realized foreign exchange gains on hedging commitments, offset to some extent by lower average US dollar coal prices.

Year to date, higher net income and income from operations reflected better results from the Metallurgical Coal Operations, lower income taxes and a number of unusual items. A $24 million adjustment to future income taxes during the second quarter reflected new, lower income tax rates that were substantively enacted by Canadian federal taxation authorities. Unusual items arising from the Plan of Arrangement had a pronounced impact on the year-to-date results. These included, on an after-tax basis, a gain on the sale of the Prairie Operations of $76 million, a gain of $72 million on the sale of a portion of the Trust’s interest in Elk Valley Coal Partnership (the Partnership), and reorganization costs of $22 million. Net income for the first nine months before these unusual items and before discontinued operations was $80 million.

Fording Canadian Coal Trust	- 4 -	October 22, 2003

Income from discontinued operations of $79 million for the year to date includes the gain on the sale of the Prairie Operations and the net earnings of these operations prior to the sale of the assets, which occurred as part of the Plan of Arrangement.

Results of Operations

The financial results and financial position of the Trust include the Metallurgical Coal Operations segment representing the Trust’s indirect 65 percent interest in the Partnership and the metallurgical coal operations of Fording Inc. prior to the creation of the Trust on February 28, 2003, the Industrial Minerals Operations comprised of the mining and processing operations in the United States and Mexico, and the Corporate segment encompassing general and administration expenses not allocated to the other segments.

Metallurgical Coal Operations

The Metallurgical Coal Operations for 2003 include 100 percent of the results of the three Fording Inc. mines for January and February (prior to the formation of the Trust) and the Trust’s 65 percent interest in the Partnership thereafter. Unless specifically stated otherwise, the discussion below is based on the Trust’s share of the Partnership’s results.

	For the three months		For the nine months
	ended September 30		ended September 30
	2003	2002	2003	2002

Statistics
Coal production, net (million tonnes)	3.1	2.9	10.5	10.6
Coal sales (million tonnes)	3.7	2.9	10.5	9.4
Average sales price (US$/tonne)	$ 42.70	$ 45.10	$ 42.80	$ 44.00
Average sales price (CDN$/tonne)	$ 63.00	$ 63.60	$ 63.10	$ 62.40
Cost of sales (CDN$/tonne)	$ 49.80	$ 49.70	$ 50.80	$ 48.10

Income from operations (millions of Canadian dollars)
Revenues	$ 234.0	$ 185.1	$ 666.1	$ 583.1
Cost of sales	184.2	144.2	533.7	451.9
Selling, general and administration	2.3	0.6	6.0	1.6
Depreciation, depletion	11.4	11.5	36.3	39.5

	$ 36.1	$ 28.8	$ 90.1	$ 90.1

Revenues for the third quarter and year to date increased 26 percent and 14 percent, respectively. The benefits of higher sales volumes and foreign exchange hedging gains during 2003 exceeded the effect of lower US dollar coal prices for the coal year commencing April 1. The Partnership hedged approximately 60 percent of its US dollar exposure in 2003 at about US 65 cents, the gains from which mitigated to a significant degree the effects of the sharp rise of the Canadian dollar this year.

Coal sales volumes for the third quarter increased 27 percent over the comparable period last year. Year to date, coal sales increased 12 percent. This reflects stronger demand in 2003 for Canadian metallurgical coal, and the benefits of the Trust’s 65 percent interest in the Partnership compared to the three mines it owned in 2002.

Cost of sales was up from the same quarter last year on higher sales volumes. Good cost performance during the third quarter resulted in a unit cost of sales that was consistent with the same period in 2002 despite the addition of the high cost Luscar and Line Creek mines earlier in the year. Factors that contributed to improved cost performance were good operating productivities, manpower reductions and declining strip ratios at the Luscar and Line Creek mines. Cost of sales for the year to date was higher than the same period of 2002 on higher sales volumes and increased unit costs. Year to date, unit cost of sales was up almost $3 per tonne from 2002 levels predominantly due to the addition of the high cost Luscar and Line Creek mines.

Fording Canadian Coal Trust	- 5 -	October 22, 2003

As has been noted previously, the current five-year integrated mine plan was developed to maximize cash flow over the longer term. Specific actions were, and will continue to be, taken at the mines that may increase cost of sales in the near term with the view to reducing the long-term average costs.

The Line Creek and Luscar mines both experienced high strip ratios and low production during 2003, which contributed to the high average unit costs. However, the third quarter results for these mines demonstrated the expected, noticeable improvement in cost of sales and indicate that previously announced rationalization strategies are taking hold.

The production plan at the Line Creek mine was lowered to 2 million tonnes per year. The labour force has been reduced, the mining fleet has been rationalized and some equipment has been idled. In addition, more efficient work practices are being implemented. The mine is working toward a longer term strip ratio of about 9:1 which it expects to approach in 2004. The ratio is anticipated to be about 16:1 for this year. These initiatives and efforts started to show results during the third quarter insofar as lowering cost of sales from the mine. Gradual improvements in unit costs are expected to continue over the next year as the strip ratio falls to reach the level expected for the mine over the longer term.

At the Luscar mine, unit costs fell markedly during the third quarter, evidencing the impact of lower strip ratios and a smaller work force. Strip ratios and costs are expected to continue to decline until the scheduled closure of the mine in early 2004.

Production during the third quarter was less than sales and lower than previous quarters this year. This was a result of taking planned maintenance and vacation shut downs at the mines during the quarter. Lower production and solid sales volumes led to lower inventory levels at the end of the quarter, moving towards the goal of having normal inventory levels of 3 to 4 weeks’ production by the end of 2003. The draw down of inventory had a positive impact on cash flows for the quarter and nearly $16 million of this benefit was paid as part of the third quarter cash distribution to unitholders.

Selling, general and administration costs for the Trust were higher on a quarter-over-quarter basis and slightly higher year to date due to severance costs. Under the new corporate structure, a larger portion of selling, general and administration costs are attributable to the Partnership. Therefore these costs increased for the Metallurgical Coal Operations and decreased at the corporate level during the quarter and year to date, compared to 2002.

Depreciation and depletion are lower for the third quarter and year to date versus 2002 as a result of the change of assets resulting from the Plan of Arrangement.

Industrial Minerals Operations

	For the three months		For the nine months
	ended September 30		ended September 30
	2003	2002	2003	2002

Statistics
Wollastonite sales (thousand tonnes)	18	20	56	66
Average sales price (US$/tonne)	$ 359	$ 338	$ 365	$ 330

Income from operations (millions of Canadian dollars)
Revenues	$ 9.7	$ 11.5	$ 31.7	$ 36.8
Cost of sales	6.9	7.8	20.1	24.0
Selling, general and administration	1.5	1.7	4.4	4.8
Depreciation, depletion	1.4	3.1	4.3	8.1

	($ 0.1)	($ 1.1)	$ 2.9	($ 0.1)

The improved quarter and year-to-date income from operations were mainly due to higher US dollar prices resulting from an improved product mix, lower depreciation and lower unit costs. These factors were offset to some extent by lower sales volumes and a stronger Canadian dollar. Contributing to improved results was lower depreciation and depletion expense during the current year, which reflects the impact of the write-down of the Mexico operation during the fourth quarter of 2002.

Fording Canadian Coal Trust	- 6 -	October 22, 2003

Corporate and Other Income and Expenses

In the third quarter of 2002, $8 million of accumulated capitalized costs related to the Brooks power project were expensed at the corporate level. Results in 2003 do not include similar costs.

Interest expense rose during 2003 from comparable periods in the prior year due to higher interest rates and higher debt levels resulting from the Plan of Arrangement. Net interest expense of $6 million for the year to date includes $5 million of interest received on income tax refunds.

Subsequent to the conversion into an income trust in 2003, current income taxes consist primarily of British Columbia mineral taxes and a smaller amount of income tax related to the Industrial Minerals Operations. The mineral tax rates are consistent with those incurred in the prior year. Income tax for the nine-month period ending September 30, 2003 includes income taxes related to the first two months of the year before the reorganization into an income trust, mineral taxes and income tax related to the Industrial Minerals Operations. These amounts were essentially offset by the adjustment to future income taxes recorded in the second quarter of 2003 related to the substantively enacted changes to federal income tax rates. This future income tax recovery was a non-cash item and did not impact distributable cash of the Trust.

Liquidity and Capital Resources

Summary of Cash Flows
		For the three months		For the nine months
		ended September 30		-1
(millions of Canadian dollars)	2003	2002	2003	2002

Operating activities
Cash before change in non-cash working capital	$ 38.1	$ 42.1	$ 93.8	$ 118.9
Change in non-cash working capital	17.9	(9.5)	9.6	(25.8)
Cash from operating activities	56.0	32.6	103.4	93.1
Financing activities	(71.6)	(12.4)	(393.4)	(43.8)
Investing activities	(3.3)	(20.2)	330.0	(46.2)

Increase (decrease) in cash	(18.9)	-	40.0	3.1
Cash at beginning of period	65.9	6.8	7.0	3.7

Cash at end of period	$ 47.0	$ 6.8	$ 47.0	$ 6.8

As at September 30, 2003, the Trust’s cash and cash equivalents were $47 million. Cash flow before non-cash working capital was lower for the quarter and the year to date and reflects the effect of reorganization costs, increased interest expense and the loss of cash flow upon the sale of the Prairie Operations. Cash from operating activities in 2003 was higher for the comparative periods as lower cash flow from operations was more than offset by the reduction in non-cash working capital. Included in the change in non-cash working capital for the third quarter is the impact of lower inventory and higher accounts payable due to timing of payments, partially offset by an increase in accounts receivable due to higher sales.

In the third quarter, cash used in financing activities was principally for distributions paid to unitholders. During the third quarter of 2002, cash of $12 million was used for the repurchase of shares and dividend payments and was partially funded by increased debt.

Cash used in investing activities in the third quarter was lower compared with the same period of 2002 largely because additions to capital assets were $3 million in the third quarter of 2003, down from $21 million for the comparable quarter last year. For the first nine months of 2003, capital expenditures were $14 million compared with $48 million in 2002. Capital expenditures during the current year consisted of normal expenditures to sustain existing operations and $7 million of new support equipment for the Prairie Operations, which was recovered in the proceeds on sale of the assets.

Fording Canadian Coal Trust	- 7 -	October 22, 2003

For the first nine months of 2003, cash used in financing activities and cash provided by investing activities were mostly related to transactions arising from the Plan of Arrangement.

At September 30, 2003, the Trust had $300 million of long-term debt outstanding and $48 million of letters of credit or letters of guarantee outstanding, leaving unused lines of credit of $150 million under the banking facilities. Adequate credit facilities are in place to fund working capital and other requirements. Cash flows are expected to be sufficient to fund sustaining capital expenditures, service debt facilities and make cash distributions to unitholders.

Outlook

Distributable Cash

The financial results of the Trust and, therefore, the amount of distributable cash to be paid to unitholders are highly dependent on, and sensitive to, key variables of the Metallurgical Coal Operations such as prices, cost of sales, sales volumes and the US/Canadian dollar exchange rate. Based on the following discussion of these key variables, the total of distributable cash and the benefit of further reductions of inventory are anticipated to exceed previous guidance and to be in excess of $1 per unit for the fourth quarter.

In determining the amount of cash to be distributed to unitholders each quarter, the Trust will take into account the inherent changeability of these key variables from quarter to quarter together with the estimated future results of the Trust in order to reduce the volatility of quarterly cash distributions. It is expected that the Trust will distribute cash to unitholders of at least $1 per unit for the fourth quarter.

Hard-coking coal markets

Global demand for hard-coking coal, the primary product of the Partnership, has been relatively strong recently. Crude steel production in Asia is anticipated to remain strong throughout the balance of the year and into 2004. Indications are that China continues to represent an opportunity for additional sales in the future as steel production is forecasted to continue to grow by 20 million tonnes per year for the next several years. Some European mills may reduce steel production to better match their sales projections, which will reduce requirements for high-cost imported coke, though no change is expected with respect to requirements for hard-coking coal.

As expected, additional export hard-coking coal supply is now coming on stream from Australia. However, the impact on the supply and demand balance for hard-coking coal should be offset by the announced closures of Canadian mines, operating problems in underground mines in Australia and the United States, lower domestic production in Europe, decreasing availability of finished coke and higher quality coal from China, and by China’s emergence as an importer of hard-coking coal.

Coal prices

Coal prices for recent spot and tender sales have settled higher than the average of contract settlements made earlier in the year. Accordingly, coal prices are expected to average close to $43 per tonne for the fourth quarter and for the year, up slightly from earlier estimates of US$42 per tonne. The sensitivity of available cash for the fourth quarter to a US$1 change in the price of coal is estimated to be 12 cents per unit.

While spot coal prices have been moving higher, the major factor that has seen a marked change over the past several months is the US/Canadian dollar exchange rate. If the Canadian dollar remains at current levels or continues to strengthen, the effect will be to reduce the Canadian dollar price of coal.

For the remaining three months of 2003, and taking into account current foreign currency hedges, each US 1 cent change in the US/Canadian dollar exchange rate will impact available cash by 4 cents per unit.

Fording Canadian Coal Trust	- 8 -	October 22, 2003

Coal sales

During the third quarter, the Partnership completed the annual tender with Turkish steel mills contracting to sell over one million tonnes of coal (650,000 tonnes to the Trust), most of which will be delivered in 2004. Spot sales have been very strong during the past several months and there are indications that customers will take delivery of a significant amount of coal under contract during the upcoming quarter. As a result, it is anticipated that fourth quarter sales will be approximately 7 million tonnes (4.5 million tonnes to the Trust).

Indications are that sales volumes could be even higher during the final quarter of 2003, however the estimate of coal sales incorporates some provision for the inherent difficulty in forecasting the timing of individual sales. Seaborne metallurgical coal is typically sold on a yearly basis, usually commencing
April 1, and the timing of shipments and, therefore, sales is determined by the customer. Shipments can be affected by customers’ scheduling of vessels, delay of vessels due to factors such as weather and mechanical problems, congestion at the port and, recently, the strong demand for vessels across a number of commodity sectors which affects vessel availability and timing. Anticipated sales volumes and shipping requirements for the fourth quarter will also necessitate a very strong, efficient performance by Canadian Pacific Railway Company in order to move the coal from the mine sites to the port. Delays or other problems with rail service can result in delayed sales and additional costs for slow loading of vessels.

The sensitivity of available cash for the fourth quarter to a 250,000 tonne change in the Partnership’s sales and production of coal is estimated to be 4 cents per unit.

Coal production

The Trust’s share of coal production for the remainder of the year is anticipated to be in the order of 3.7 million tonnes, and reflects planned Christmas vacation shut downs. The cost of coal sales is estimated to be near $50 per tonne for the year, which is lower than previous estimates. Excellent cost control, falling strip ratios and, to some extent production rationalization initiatives are improving cost expectations. Unit costs of production have started to decline more rapidly than originally estimated. Earlier guidance indicated costs of production would decline about $4 per tonne over the next 4 years, and a $1 decrease has already been achieved in the current year. The sensitivity of available cash for the fourth quarter to a $1 change in the cost of coal sales is estimated to be 8 cents per unit.

Sales are forecast to be in excess of production during the fourth quarter which will draw down the Partnership’s clean-coal inventories by about one million tonnes (650,000 tonnes to the Trust). As previously disclosed, it is anticipated that inventory reductions will result in approximately $40 million of benefits to the Trust that will be available for distribution to unitholders. Nearly $16 million was paid to unitholders in the third quarter, leaving an anticipated balance of approximately $24 million to be distributed.

Looking forward to 2004, it is expected that production at all mines will be near full current capacity, producing a total of between 24 million and 25 million tonnes (15.5 million to 16 million tonnes to the Trust) of coal available for sale.

Capital expenditures

Sustaining capital expenditures were $3 million during the third quarter, and are expected to be approximately $8 million during the fourth quarter. The sensitivity of available cash for the fourth quarter to a $1 million change in capital expenditures of the Trust is estimated to be 2 cents per unit.

In 2004, capital expenditures of the Trust are anticipated to be approximately $27 million all of which will be considered sustaining in nature.

Fording Canadian Coal Trust	- 9 -	October 22, 2003

Integration and Optimization

The Trust and the Partnership were formed earlier this year to consolidate substantially all of Canada’s metallurgical coal mining operations. The six mines are now operating as a single, coordinated entity under an integrated mine plan, rather than as separate, competing companies. The integration will result in sustainable operating, marketing and investment synergies.

Teck Cominco also has an incentive to attain synergies because, as managing partner, it can increase its ownership share of the Partnership. Teck Cominco currently owns 35 percent of the Partnership and the Trust owns 65 percent. For each $1 million of synergies realized in excess of the first $25 million, Teck Cominco’s interest in the Partnership will increase 0.1 percent to a maximum of 5 percent, resulting in Teck Cominco owning 40 percent of the Partnership if $75 million or more of synergies are achieved by the end of March 2007. Calculations are to be performed on a coal-year basis and the first calculation will be completed for the coal year ended March 31, 2004.

A mining engineering firm has been retained as an independent expert to develop a program to assess, measure and document the attainment of synergies in order to determine whether Teck Cominco’s interest in the Partnership is to be increased. The engineering firm is currently collecting information, studying costs, and reviewing preliminary calculations with the view to ensuring that any calculations related to synergies are consistent with the intent of agreements.

It is expected that Teck Cominco’s interest in the Partnership will not change based on synergies gained for the period ending March 2004. However, it is anticipated that at least $75 million in synergies will be realized over the period to March 2006, which would bring Teck Cominco’s ownership up to the maximum of 40 percent. At the same time, these synergies would be accretive to distributable cash of the Trust.

Industrial Minerals

Average sales prices are targeted to improve in 2003 with continued emphasis on sales of higher value products, but sales volumes will be below 2002 levels. These operations are expected to maintain their market share in mid- and high-value product lines, but will continue to exit unprofitable markets in the low-value product groups. Improved cash margins and lower depreciation will have a positive impact on income from operations. Actual results will depend on the degree of recovery of world economies.

Foreign exchange hedging

The Trust is committed to a hedging program in order to reduce the impact on earnings and distributable cash arising from changes in the US/Canadian dollar exchange rate. The Trust has established limits to allow hedges of up to 100 percent of the Trust’s estimated US dollar exposure within the first 24 months and, thereafter, up to 50, 30 and 15 percent of expected US dollar revenues during each of the next three 12-month periods, respectively. The hedging limits of the Trust will take into account the existing hedges of the Partnership. The outstanding foreign currency hedge position as at September 2003 is disclosed in note 13 to the financial statements.

Fording Canadian Coal Trust	- 10 -	October 22, 2003

CAUTION ON FORWARD-LOOKING INFORMATION AND OTHER STATEMENTS

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors.  Accordingly, actual results may differ materially from those expressed or implied in forward looking information. Some of the risks, uncertainties and other factors affecting the Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of the Trust’s Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of October 22, 2003 and is subject to change after this date. However, the Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The terms “distributable cash”, “available cash” and “available cash before reserve” are not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles and are unlikely to be comparable to similar measures presented by other companies. Although “distributable cash”, “available cash” and “available cash before reserve” do not have standardized meanings prescribed by generally accepted accounting principles, these measures are determined by reference to the financial statements of the Trust.

Fording Canadian Coal Trust	- 11 -	October 22, 2003

Fording Canadian Coal Trust
Consolidated Statement of Income
(unaudited)
	For the three months		For the nine months
	ended September 30		ended September 30
(millions of Canadian dollars, except per unit amounts)	2003	2002	2003	2002

Revenues	$243.7	$196.6	$697.8	$619.9

Expenses
Cost of sales	191.1	152.0	553.8	475.9
Selling, general and administration	5.3	3.9	13.6	12.0
Depreciation, depletion	13.5	14.9	42.5	48.3
Brooks capital expense	-	7.9	-	7.9
	209.9	178.7	609.9	544.1

Income from operations	33.8	17.9	87.9	75.8

Interest expense, net, and other	(4.6)	(1.8)	(5.2)	(4.2)

Foreign exchange gain on long-term financing (note 7)	0.1	-	0.9	-

Gain on sale of Partnership interest (note 5)	-	-	72.0	-

Reorganization costs	-	-	(22.0)	-

Income before taxes and discontinued operations	29.3	16.1	133.6	71.6

Income tax expense	4.8	12.1	0.2	41.2

Income before discontinued operations	24.5	4.0	133.4	30.4

Discontinued operations (note 4)	-	5.0	78.7	17.9

Net Income	$24.5	$9.0	$212.1	$48.3

Average number of units outstanding (millions) (note 11)	46.8	51.0	47.4	51.6

Basic and diluted earnings per unit before
discontinued operations	$0.52	$0.08	$2.81	$0.59
Basic earnings per unit	$0.52	$0.18	$4.48	$0.94
Diluted earnings per unit	$0.52	$0.18	$4.47	$0.93

Due to the conversion into an income trust, certain information included in the financial statements for prior periods may not be directly comparable (see note 1).

Fording Canadian Coal Trust	- 12 -	October 22, 2003

Fording Canadian Coal Trust
Consolidated Statement of Retained Earnings
(unaudited)	For the nine months
	ended September 30
(millions of Canadian dollars)	2003	2002

Balance, beginning of period	$291.8	$423.6

Net income	212.1	48.3
Dividends	-	(20.6)
Redemption of shares	(351.0)	(32.7)
Distributions	(93.4)	-
Special distributions	(60.3)	-
Payments arising under the Arrangement	(75.3)	-

Balance, end of period	$(76.1)	$418.6

Due to the conversion into an income trust, certain information included in the financial statements for prior periods may not be directly comparable (see note 1).

Fording Canadian Coal Trust	- 13 -	October 22, 2003

Fording Canadian Coal Trust
Consolidated Statement of Cash Flows
(unaudited)
	For the three months		For the nine months
	ended September 30		ended September 30
(millions of Canadian dollars)	2003	2002	2003	2002

Operating activities
Net income	$24.5	$9.0	$212.1	$48.3
Depreciation, depletion	13.5	16.9	43.7	53.9
Future income taxes	(0.4)	8.6	39.2	7.6
Reclamation of minesites	0.3	-	1.5	0.9
Employee future benefits	0.3	(0.3)	1.0	0.3
(Gain) loss on disposal of assets	-	-	(204.4)	-
Brooks capital expense	-	7.9	-	7.9
Other	(0.1)	-	0.7	-
	38.1	42.1	93.8	118.9
Change in non-cash working capital	17.9	(9.5)	9.6	(25.8)
Cash from operating activities	56.0	32.6	103.4	93.1

Financing activities
Increase (decrease) in long-term debt, net	-	18.0	165.0	5.0
Repurchase of shares	-	(16.5)	(377.1)	(38.5)
Issuance of units	1.9	-	11.0	0.5
Distributions/dividends	(46.9)	(7.6)	(163.4)	(20.6)
Transaction cost payments	-	-	(75.3)	-
Increase in long-term financing	(1.6)	-	(1.4)	-
Foreign exchange gain on long-term financing (note 7)	(0.1)	-	(0.9)	-
Capital lease payments	(0.4)	-	(0.9)	-
Change in bank indebtedness	(1.6)	(6.3)	2.7	9.8
Change in non-cash working capital	(22.9)	-	46.9	-
	(71.6)	(12.4)	(393.4)	(43.8)

Investing activities
Additions to capital assets	(2.8)	(20.9)	(13.7)	(47.5)
Cash payment for Luscar assets	-	-	(12.3)	-
Proceeds on disposal of assets	-	0.1	362.7	1.2
Other	(0.5)	0.6	(6.7)	0.1
	(3.3)	(20.2)	330.0	(46.2)

Cash position*
Increase (decrease) in cash	(18.9)	-	40.0	3.1
Cash at beginning of period	65.9	6.8	7.0	3.7

Cash at end of period	$47.0	$6.8	$47.0	$6.8

* Cash is comprised of cash and investments maturing within three months

Due to the conversion into an income trust, certain information included in the financial statements for prior periods may not be directly comparable (see note 1).

Fording Canadian Coal Trust	- 14 -	October 22, 2003

Fording Canadian Coal Trust
Consolidated Balance Sheet
(unaudited)

	September 30	December 31
(millions of Canadian dollars)	2003	2002

Assets

Current assets
Cash and temporary investments	$47.0	$7.0
Accounts receivable	66.0	47.5
Inventories	147.4	189.7
Prepaid expenses	4.8	10.3
	265.2	254.5

Luscar assets purchased (note 3)	154.7	-

Capital assets	1,057.1	1,374.2
Less: Accumulated depreciation and depletion	541.7	730.1
	515.4	644.1

Other assets	13.7	10.8

	$949.0	$909.4

Liabilities and Unitholders' Equity

Current liabilities
Bank indebtedness	$10.8	$8.1
Accounts payable	82.9	81.6
Income taxes payable	9.6	3.1
Distribution payable	46.9	-
	150.2	92.8

Non-current liabilities	41.3	48.0

Long-term debt (note 8)	300.0	135.0

Future income taxes	194.4	184.9
	685.9	460.7

Unitholders' equity
Preferred shares		-
Trust units/capital stock (note 6)	321.5	122.4
(Deficit), retained earnings	(76.1)	291.8
Foreign currency translation adjustments	17.7	34.5
	263.1	448.7

	$949.0	$909.4

Due to the conversion into an income trust, certain information included in the financial statements for prior periods may not be directly comparable (see note 1).

Fording Canadian Coal Trust	- 15 -	October 22, 2003

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual financial statements. The financial statements should be read in conjunction with the annual consolidated financial statements included in the 2002 Annual Report and other public disclosures of Fording Canadian Coal Trust and Fording Inc.

The preparation of these consolidated financial statements requires management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes. Actual amounts could differ from those estimates.

1.  Corporate Reorganization

Fording Canadian Coal Trust (the “Trust”) is an open-ended mutual fund trust created pursuant to a Declaration of Trust and existing under the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement (the “Arrangement”) that became effective on February 28, 2003.

The Arrangement gave effect to the transactions contemplated by the Combination Agreement entered into on January 12, 2003 by Fording Inc. as it was then constituted (“Old Fording”), Teck Cominco Limited (“Teck Cominco”), Westshore Terminals Income Fund (“Westshore”), Ontario Teachers’ Pension Plan (“OTPP”) and Sherritt International Corporation (“Sherritt”). Pursuant to the Arrangement, shareholders of Old Fording could elect to receive cash, units of the Trust, or a combination of cash and units.

The Trust holds all of the shares and subordinated notes of Fording Inc. (“the Corporation”). The Corporation is the successor to Fording Coal Limited/Les Charbons Fording Limitee and Old Fording. The Corporation was continued under the CBCA as 4123212 Canada Ltd. but changed its name to “Fording Inc.” as part of the Arrangement. The Corporation holds a 65% interest in the Elk Valley Coal Partnership (“the Partnership”), formerly the Fording Coal Partnership, which was created as part of the Arrangement and a 100% interest in the Industrial Minerals Operations. The remaining 35% interest in the Partnership is held by Teck Cominco and its affiliates. Teck Cominco has the opportunity to increase its interest in the Partnership by up to 5% to the extent that the Partnership realizes certain operational and marketing synergies by March 31, 2007. The Corporation has accounted for its 65% interest in the Partnership on a proportionate consolidation basis.

In addition to providing for the creation of the Trust and the Partnership, there were a number of other steps that comprised the Arrangement such as:

  the contribution to the Partnership by Teck Cominco of its Elkview mine and other North American metallurgical coal assets, as well as the liabilities and obligations relating thereto, and the payment of $125.0 million, in consideration for its Partnership interest;

  the purchase by the Corporation of metallurgical coal assets from the Luscar/CONSOL joint ventures including the Luscar Mine, the Line Creek mine, the Cheviot project and a 46% interest in the Neptune Bulk Terminals (Canada) Ltd. (“Neptune”), in consideration for the issuance of 6.4 million units plus an amount on account of working capital and the grant of a royalty interest on certain specified properties;

  the contribution to the Partnership by the Corporation of its metallurgical coal assets including the Fording River mine, the Coal Mountain mine, its 80% interest in the Greenhills mine and the assets purchased from the Luscar/CONSOL joint ventures, as well as the liabilities and obligations attaching thereto, in consideration of a 65% Partnership interest and the receipt of $125.0 million;

  the sale of the Prairie Operations by the Corporation to Sherritt Coal Partnership II, a partnership owned by OTPP and Sherritt, for cash consideration of $225.0 million plus an amount on account of working capital and the grant of a royalty on future expansion of production from certain assets comprising the Prairie Operations beyond current levels (except the announced expansion of the Genesee operations) of up to 5% of gross revenue from such expansion;

Fording Canadian Coal Trust	- 16 -	October 22, 2003

  Teck Cominco and Westshore each paid $150.0 million for 4.3 million units of the Trust; OTPP paid $275.0 million for 7.9 million units; and Sherritt paid $100.0 million for  2.9 million units;

  the payment by the Corporation of $75.3 million, in the aggregate, to Sherritt, OTPP, Teck Cominco, Westshore and CONSOL arising under the Arrangement.

As part of the Arrangement, the Corporation put in place a new credit facility and drew down $335.0 million to replace existing debt and make other payments in connection with the Arrangement.

Upon completion of the Arrangement 46.4 million units were outstanding and 0.7 million outstanding options to purchase units became fully vested at the effective date of the transaction.

The Arrangement has been accounted for as a continuity of interests. Accordingly, these consolidated financial statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the businesses formerly carried on by Old Fording. All assets and liabilities are recorded at historical cost. The nine months ended September 30, 2003 reflect the results of operations and cash flows of Old Fording for the period January 1 to February 28 and the results of operations and cash flows of the Trust for the period March 1 to September 30. Due to the conversion into an income trust, certain information included in the financial statements for prior periods may not be directly comparable.

The term “units” has been used in these financial statements to identify both the trust units of the Trust issued on or after February 28, 2003 as well as the common shares of the Corporation outstanding prior to the conversion on February 28, 2003.

2.  Distributable Cash

	For the three	For the seven
	months ended	months ended
	September 30	September 30
(milions of Canadian dollars, except per unit amounts)	2003	2003

Net income	$24.5	$75.6
Depreciation, depletion	13.5	33.6
Future income taxes expense	(0.4)	(26.1)
Unrealized foreign exchange gain on long-term financing	(0.1)	(0.9)
Other	0.5	2.3
	38.0	84.5

Sustaining capital expenditures and capital lease payments, net	(3.3)	(6.7)

Available cash before reserve	34.7	77.8

Reserve	-	-

Distributable cash	$34.7	$77.8

Distributable cash per unit	$0.74	$1.66

Distribution declared or paid	$31.4	$77.8

Fording Canadian Coal Trust	- 17 -	October 22, 2003

Regular distributions are made quarterly based primarily on the Trust’s anticipated results for the quarter, but may take into account its expected future performance. Subsequent distributions may be adjusted for amounts paid in prior periods if the actual distributable cash for the prior period is greater than or less than the expected results in the period.

In addition to the regular distribution, a special distribution totalling $70 million ($1.50 per unit) was paid in two instalments to holders of record at the end of each of the first two quarters of 2003. In addition, the ongoing draw down of product inventory to more normal operating levels contributed $15.5 million ($0.33 per unit) to the distribution paid in the third quarter of 2003.

	For the three	For the seven
	months ended	months ended
	September 30	September 30
	2003	2003

Distribution declared or paid per unit
Regular	$0.67	$1.66
Inventory reduction	0.33	0.33
Special	-	1.50

	$1.00	$3.49

Distributable cash has no standardized meaning and it is not defined by generally accepted accounting principles in Canada. Distributable cash is based on the financial results of the Trust since February 28, 2003, and as presented may not be comparable to similar measures presented by other trusts. The per unit amounts of distributable cash and distributions paid or declared reflect the actual amounts based on units outstanding at the time of the distribution.

3.  Acquisition of Assets

The Corporation purchased the metallurgical coal and other assets from the Luscar/CONSOL joint ventures for 6.4 million units of the Trust valued at $224.0 million and an estimated working capital payment of $18.8 million. These assets were contributed to the Partnership as part of the Plan of Arrangement. Coincident with the acquisition, management examined the operations and determined that operations at the Line Creek mine would be curtailed and a portion of the workforce terminated. The costs of this employee reduction will be accrued as a liability in determining the allocation of the cost of the acquisition.

In addition to the curtailment of operations at Line Creek, the Partnership has confirmed the scheduled closure of the Luscar mine as its reserves will be depleted in early 2004 unless additional reserves are identified. The termination costs and the vast majority of the Luscar mine reclamation costs are to be borne by the Luscar/CONSOL joint ventures, pursuant to the Arrangement.

The allocation of values of the various assets and liabilities acquired has not yet been completed and the Trust’s share of the Luscar/CONSOL assets is shown on the balance sheet as a single asset of $154.7 million, net of liabilities.

4.  Discontinued Operations

In the first quarter of 2003, the Corporation sold the Prairie Operations to Sherritt Coal Partnership II for cash consideration of $225.0 million plus $7.1 million for the reimbursement of capital expenditures made in early 2003 and an amount for working capital estimated to be $8.0 million. After providing for future taxes estimated to be $56.3 million, the Corporation recorded a gain of $76.0 million. The working capital payment and gain are management’s best estimates and will be adjusted when the working capital amounts are settled.

Fording Canadian Coal Trust	- 18 -	October 22, 2003

The income for the segment for the period prior to sale was $2.7 million net of taxes of $1.4 million. Revenues for the discontinued operations prior to the sale were $22.7 million.

The results of discontinued operations are as follows:

	For the three months		For the nine months
	ended September 30		ended September 30
(millions of Canadian dollars)	2003	2002	2003	2002

Net income	$-	$5.0	$2.7	$17.9
Gain on sale of assets	-	-	76.0	-

	$-	$5.0	$78.7	$17.9

5.  Gain on Sale of Partnership Interest

Teck Cominco contributed its Elkview mine and paid $125.0 million for a 35% interest in the Partnership. The receipt of $125.0 million for a portion of the Corporation’s Partnership interest in connection with the formation of the Partnership resulted in a $72.0 million non-taxable gain to the Corporation.

6.  Unitholders’ Equity

As a result of the equity restructuring, the share capital of Old Fording became Unitholders’ equity of the Trust. The following table summarizes the changes during the period.

(millions of Canadian dollars, except unit and share amounts)	Units	Shares	Amount

Outstanding at December 31, 2002	-	50.7	$122.4

Shares issued on exercise of options	-	0.1	0.5
Shares repurchased as part of the Arrangement	-	(10.7)	(26.0)
Small non-board lot shares repurchased	-	(0.1)	(0.1)
Units exchanged for shares of the Corporation	40.0	(40.0)	-
Units issued for LUSCAR/CONSOL assets	6.4	-	224.0
Units issued on exercise of options	0.5	-	10.4
Special distribution on new units issued	-	-	(9.7)

Outstanding at September 30, 2003	46.9	-	$321.5

Under the Arrangement, 10.7 million shares were repurchased at $35 per share for a total consideration of $375.0 million and subsequently cancelled. Capital stock was charged with the average carrying value for the shares redeemed ($26.0 million) and the remainder ($349.0 million) was charged to retained earnings.

Also, as part of the Arrangement, the Trust committed to make two special distributions at the end of the first and second quarters of 2003. The total amount of these special distributions of $70.0 million was recorded at March 31, 2003.

The Corporation made payments of $75.3 million arising under the Arrangement. These amounts were charged to retained earnings. In addition, the Corporation incurred $22.0 million of costs related to the Arrangement in 2003, which were charged to income.

Fording Canadian Coal Trust	- 19 -	October 22, 2003

7. Foreign Exchange Gain on Long-Term Financing

Foreign exchange gain on long-term financing of $0.9 million year to date relates to US dollar denominated long-term financing held by the Partnership. The Trust’s $7.7 million share in the US dollar denominated long-term financing is included in non-current liabilities.

8.  Long-term Debt and Banking Facilities

	September 30	December 31
(millions of Canadian dollars)	2003	2002

Bank debt
Term variable rate bank loans with interest rates varying
from 5.29% to 5.75%	$300.0	$-
Revolving bank loans with interest rates varying
from 3.63% to 4.50%	-	135.0

	$300.0	$135.0
Other use of bank facilities
Issued and outstanding letters of credit and guarantee
The Corporation	$27.5	$51.0
Partnership (65% of $31.7 million)	20.6	-

	$48.1	$51.0
Unused lines of credit, revolving
The Corporation	$92.5	$64.0
Partnership (65% of $88.3 million)	57.4	-

	$149.9	$64.0

The $300.0 million term facility requires $150.0 million to be refinanced by February 28, 2005 and the remaining $150.0 million by February 28, 2006.

The Corporation’s banking facilities are supported by an unsecured guarantee by the Partnership to all of the assets of the Partnership, an assignment of the Corporation’s interest in the Partnership and a general security interest over the assets of the Corporation.

Neptune Guarantee

As part of the Arrangement, the Partnership acquired a 46% interest in Neptune. Neptune’s shareholder agreement requires that its shareholders guarantee the outstanding bank indebtedness of Neptune. At September 30, 2003, the Partnership’s proportionate share of this guarantee was $19.1 million and the Trust’s proportionate share in this guarantee was $12.4 million.

9.  Future Tax Recovery

An income tax recovery of $19.5 million was generated in the second quarter of 2003 primarily by tax legislation changes, partially offset by British Columbia mineral taxes. The substantively enacted federal tax legislation changes which aim to eliminate differences between resource industries and other industries, resulted in a future income tax recovery of $24.3 million in the second quarter. A further future income tax recovery of $0.4 million was recorded in the third quarter.

Fording Canadian Coal Trust	- 20 -	October 22, 2003

10.  Segment Information

The Metallurgical Coal Operations mine and process primarily metallurgical coal, principally for export. Prior to February 28, 2003, the Metallurgical Coal Operations were referred to as the Mountain Operations and consisted of three mines: Fording River, Greenhills and Coal Mountain. Subsequent to February 28, 2003, the Metallurgical Coal Operations segment represents the Trust’s indirect 65% interest in the Partnership. The Partnership consists of the Fording River, Greenhills, Coal Mountain, Elkview, Line Creek and Luscar mines as well as corporate costs related to the Metallurgical Coal Operations.

	For the three months		For the nine months
	ended September 30		ended September 30
(millions of Canadian dollars)	2003	2002	2003	2002

Metallurgical Coal Operations
Revenues	$234.0	$185.1	$666.1	$583.1
Cost of sales	184.2	144.2	533.7	451.9
Selling, general and administration	2.3	0.6	6.0	1.6
Depreciation, depletion	11.4	11.5	36.3	39.5
Income from operations	36.1	28.8	90.1	90.1

Industrial Minerals Operations
Revenues	9.7	11.5	31.7	36.8
Cost of sales	6.9	7.8	20.1	24.0
Selling, general and administration	1.5	1.7	4.4	4.8
Depreciation, depletion	1.4	3.1	4.3	8.1
Income from operations	(0.1)	(1.1)	2.9	(0.1)

Corporate
Selling, general and administration	1.5	1.6	3.2	5.6
Depreciation, depletion	0.7	0.3	1.9	0.7
Brooks capital expense	-	7.9	-	7.9
Income from operations	(2.2)	(9.8)	(5.1)	(14.2)

Total
Revenues	$243.7	$196.6	$697.8	$619.9
Cost of sales	191.1	152.0	553.8	475.9
Selling, general and administration	5.3	3.9	13.6	12.0
Depreciation, depletion	13.5	14.9	42.5	48.3
Brooks capital expense	-	7.9	-	7.9
Income from operations	33.8	17.9	87.9	75.8
Interest expense, net	(4.6)	(1.8)	(5.7)	(4.2)
Foreign exchange gain on long-term financing	0.1	-	0.9	-
Other income	-	-	0.5	-
Gain on sale of Partnership interest	-	-	72.0	-
Reorganization costs	-	-	(22.0)	-
Income taxes	(4.8)	(12.1)	(0.2)	(41.2)
Income before discontinued operations	$24.5	$4.0	$133.4	$30.4

Fording Canadian Coal Trust	- 21 -	October 22, 2003

11.  Earnings per Unit

Earnings per unit are calculated based upon a continuity of interest from the Corporation to the Trust. The effect of this is to treat shares and units interchangeably. The following table outlines the calculation of the weighted average number of units outstanding using the treasury stock method, which are used for the purposes of calculating earnings per unit.

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2003	2002	2003	2002

Weighted average number of units - basic	46.8	51.0	47.4	51.6
Effect of dilutive securities - unit options	0.1	0.2	-	0.2

Weighted average number of units - diluted	46.9	51.2	47.4	51.8

12.  Stock-based Compensation

Under the terms of the Arrangement, options to purchase common shares were exchanged for options to purchase units. The exercise price for the option to purchase units was calculated by prescribed formula to preserve the holder’s in-the-money amounts immediately before the conversion from options to purchase shares to options to purchase units. The following options are outstanding and exercisable at September 30, 2003.

Range of	Options
Exercise Prices	Outstanding
$ 5 - 7	16,253
7 - 10	27,556
10 - 14	19,582
18 - 19	15,516
24 - 29	67,130

146,037

The fair value of options granted in 2002 was estimated at $2.5 million using the Black-Scholes model. The unamortized amount remaining at December 31, 2002 was $1.5 million and was charged to pro forma earnings in the three months ended March 31, 2003 as all options vested upon the completion of the Arrangement. On a pro forma basis, had compensation cost for the options issued in 2002 been determined based on the fair value method, the Trust’s net income and earnings per unit would have been reduced to the amounts shown below.

Fording Canadian Coal Trust	- 22 -	October 22, 2003

		For the three months		For the nine months
		ended September 30		ended September 30
(millions of Canadian dollars, except earnings per unit)		2003	2002	2003	2002

Net Income	As reported	$24.5	$9.0	$212.1	$48.3
	Pro forma	$24.5	$8.8	$210.6	$47.6

Basic earnings per unit	As reported	$0.52	$0.18	$4.48	$0.94
	Pro forma	$0.52	$0.17	$4.45	$0.92

Diluted earnings per unit	As reported	$0.52	$0.18	$4.47	$0.93
	Pro forma	$0.52	$0.17	$4.44	$0.92

Income before discontinued operations	As reported	$24.5	$4.0	$133.4	$30.4
	Pro forma	$24.5	$3.8	$131.9	$29.7

Basic and diluted earnings per unit before	As reported	$0.52	$0.08	$2.81	$0.59
discontinued operations	Pro forma	$0.52	$0.07	$2.78	$0.57

13.  Foreign Exchange Forward Contracts

To manage its exposure to currency fluctuations, the Trust has foreign exchange forward contracts to fix the rate at which certain future anticipated flows of US dollars are exchanged into Canadian dollars. The foreign exchange hedging activities of the Trust take into account the existing foreign exchange forward contracts of the Partnership. The following chart summarizes the Trust’s outstanding hedged positions at September 30, 2003. The US/Canadian dollar exchange rate was US$0.74 at September 30, 2003.

	Amount Hedged (millions of US$)
	Partnership			Trust's		Average Exchange Rates
Year	1.000000	0.650000	Trust	Total	(CDN$/US$)	(US$/CDN$)

2003	$132	$86	$-	$86	1.56	0.64
2004	434	282	-	282	1.53	0.66
2005	355	231	6	237	1.50	0.67
2006	95	62	8	70	1.58	0.63
2007	-	-	16	16	1.46	0.69

	$1,016	$661	$30	$691

The Trust’s unrealized gain on foreign exchange forward contracts as at September 30, 2003 was $103 million, including its share of the Partnership’s unrealized gain.

14.  Commitments and Contingencies

There are no material changes to commitments and contingencies from those reported in the annual consolidated financial statements included in the Fording Inc. 2002 Annual Report, except the Neptune guarantee disclosed in note 8, and the following:

Mount Washington mine site

On May 14, 2003, Fording was served with an Inspector’s Direction under federal fisheries legislation requiring it to take steps to prevent acid rock drainage from a former mine site at Mount Washington on Vancouver Island and advise Environment Canada by November 30, 2003 of the measures taken. Fording’s connection to the Mount Washington site is that it acquired the mineral rights for the properties from another former subsidiary of Canadian Pacific Limited after mining operations at the site had ceased. Fording has given notice to each of Canadian Pacific Railway Limited and EnCana Corporation (as successor to Pan Canadian Energy Corporation) of a claim for indemnification from them under the arrangement agreement which resulted in the division of Canadian Pacific Limited into five separate public companies.  Fording has also been served with similar notices of claims for indemnification by each of the Canadian Pacific Railway and EnCana Corporation. It is Fording’s position that the events giving rise to the Inspector’s Direction occurred when either Canadian Pacific Railway Limited or a predecessor to EnCana Corporation occupied the property and therefore responsibility for remediation of the Mount Washington mine site rests with those parties.

Fording Canadian Coal Trust	- 23 -	October 22, 2003

While Fording disputes that it has any liability for the remediation of the former Mount Washington mine site, Fording is participating with other parties interested in remediation of the mine site by providing $125,000 in funding for a remediation project which is expected to be completed by November 30, 2003.

Change of Control Agreements

The Corporate Reorganization described in note 1 constituted a change in control and ‘good reason’ for the purposes of Change of Control Agreements (the “Agreements”) entered into with certain members of senior management upon Fording becoming a public company in 2001. If an individual with one of these Agreements resigns or is terminated without cause prior to March 1, 2006 then such individual will be entitled to the severance benefits provided for under the Agreement.

In the event that all members of senior management with an Agreement were to resign or be terminated without cause, the estimated cost to the Trust is $10.2 million. No provision has been accrued for this contingent liability.

Matters under the Arrangement

Certain steps of the Arrangement have not been finalized due to differences in interpretation between certain parties to the transaction. Outstanding issues include working capital adjustments, Federal Goods and Services Tax amounts on certain payments made by the Corporation under the Arrangement and obligations for reclamation activities. It is not possible at this time to predict the outcome of any resolution of these issues.

Pension Plan Proceedings

An arbitrator ruled in favour of the Corporation in a proceeding pertaining to one of its pension plans which, in the event of an unfavourable outcome, could have resulted in a significant increase in funding requirements.

15.  Comparative Figures

Certain 2002 comparative figures have been reclassified to conform to the presentation adopted for 2003.

For further information contact:

Mark Gow, CA

Director, Investor Relations

(403) 260-9834

mark_gow@fording.ca